UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By:	/s/ LILY DONG
Name:	Lily Dong
Title:	Chief Financial Officer

Date: August 8, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release on 2012 Second Quarter Financial Results

Exhibit 99.1

RDA Microelectronics Announces Second Quarter 2012 Financial Results

Revenue Grew 40% Year-Over-Year and 31% Quarter-Over-Quarter

SHANGHAI, China, August 7, 2012 — RDA Microelectronics (NASDAQ: RDA)(“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications, today announced its financial results for the second quarter ended June 30, 2012.

Second Quarter Financial Highlights (in US dollars):

•	Revenue was $94.4 million, representing an increase of 40.0% from the $67.4 million in the second quarter 2011 and 31.1% from the $72.0 million in the first quarter of 2012.

•	Gross margin was 31.0%, exceeding the Company’s guidance of 30.5% to 30.9%, compared to 34.1% in the second quarter of 2011 and 35.9% in the previous quarter.

•

GAAP net income was $12.2 million, or $0.25 per diluted ADS, compared to $11.8 million, or $0.25 per diluted ADS, in the second quarter 2011 and $13.9 million, or $0.30 per diluted ADS, in the previous quarter.

•

Non-GAAP net income was $15.2 million, or $0.32 per diluted ADS, compared to $12.8 million, or $0.27 per diluted ADS, in the second quarter of 2011 and $15.1 million, or $0.33 per diluted ADS, in the previous quarter.

For a reconciliation of non-GAAP financial measures, please refer to the tables included in this press release.

Second Quarter and Recent Business Highlights:

•	Launched the RDA8851 single-chip GSM/GPRS baseband SoC, the most integrated and cost-effective baseband SoC available in the market.

•	Introduced the RDA6585 multi-mode front-end module for quad-band GSM/EDGE/TD-SCDMA handsets, positioning RDA to capitalize on the market’s ongoing transition from 2G to 3G.

•	Unveiled the industry’s first QFN front-end modules for GSM handsets, which provide the best cost performance for RDA customers.

•	Ramped volume shipments of Wi-Fi, Bluetooth and FM combo chipsets ahead of schedule to increase the Company’s silicon content per handset in the growing low-cost smartphone market.

•	Introduced the RDA5850 integrated Bluetooth solution for non-handset applications, significantly expanding the Company’s opportunities in the consumer electronics market beyond handset applications.

•	Achieved top ranking at the Samsung Electro-Mechanics interim quality assurance seminar, reflecting the Company’s focus on expanding global Tier one customer relationships.

Commenting on the results, Vincent Tai, chairman and CEO of RDA Microelectronics, said, “The second quarter reflected strong operational results with revenue increasing 40% year-over-year, driven by the addition of baseband revenue. Our baseband revenue ramped quickly in the quarter, however, we experienced a product shortage related to testing capacity at one of our suppliers, which has now been resolved. Also during the quarter, we continued to experience pricing pressure and accelerated our cost-down efforts to partially offset these challenges. Additionally, we are seeing a slowdown in exports to India due to depreciation of the Indian currency. We generated $20 million in cash flow from operations, which will help fund continued investment in product integration and development for next-generation products.

“Additionally, we made significant progress on our aggressive product roadmap. Initial demand for our first single-chip baseband SoC, the 8853, has been very high. We moved ahead of schedule to recently launch our 8851 baseband, the most integrated and cost-effective single-chip baseband SoC for the high volume GSM/GPRS feature phone market. This product has been well received by our customers and offers an improved gross margin profile as we move into volume production in the second half of the year. We are also launching additional products such as our integrated 2G PA and 3G switch platforms tailored for use in 3G smartphone designs. On the connectivity front, we are seeing strong demand for our Wi-Fi, Bluetooth and FM combo chipset due to the rapid growth of low-cost smartphones in China. In addition, we have leveraged our success in the Bluetooth market for handsets and launched the 5850, which integrates an MCU with Bluetooth, to expand into the non-handset, consumer electronics market.”

Mr. Tai concluded, “Our strong financial results and recent product introductions validate RDA’s world-class technical capabilities and competitive strengths in producing high quality, low cost designs. We believe RDA is well positioned to successfully execute on our strategy of increasing our share of the high volume feature phone market, while positioning the Company to penetrate the rapidly growing, low-cost smartphone market in China and the emerging markets.”

Second Quarter Operating Summary:

•

Revenue was $94.4 million, compared to $67.4 million in the second quarter of 2011 and $72.0 million in the previous quarter. The increase in revenue primarily reflects the addition of baseband product revenue in the second quarter.

•

Gross margin of 31.0% declined from the 34.1% in the second quarter of 2011 and 35.9% in the previous quarter due mainly to the addition of baseband revenue, which currently carries lower than corporate average gross margin, and 2G PA pricing pressure.

•

R&D expenses were $12.5 million, compared to $7.2 million in the second quarter of 2011 and $8.3 million in the previous quarter. Excluding $1.8 million in increased acquisition-related amortization in the second quarter and $1.6 million government subsidies in the first quarter, the sequential increase in R&D expenses amounted to approximately $1.0 million and was mainly due to higher tape-out expenses for new product development.

•

SG&A expenses were $4.0 million, an increase from $3.4 million in the second quarter of 2011 and $3.2 million in the previous quarter. The sequential increase was due to the addition of field application engineers to support the baseband business. SG&A expenses as a percentage of revenue was 4.2%, a decrease from 5.1% in second quarter of 2011 and 4.4% in previous quarter.

•	Non-GAAP net income increased to $15.2 million from $12.8 million in second quarter of 2011 and $15.1 million in previous quarter as a result of higher revenue.

Balance Sheet and Cash Flow Summary as of June 30, 2012:

•

Cash, cash equivalents and short-term investments were $159.0 million, compared to $142.9 million as of March 31, 2012. In the second quarter of 2012, the Company generated $20.0 million in cash from operations, compared to $18.8 million in the prior quarter.

•	Accounts receivable decreased to $21.5 million, compared to $24.1 million as of March 31, 2012 primarily due to collection of Coolsand’s outstanding receivables.

•

Inventory increased $15.3 million to $44.6 million from the $29.3 million as of March 31, 2012 due to the addition of the baseband business. Inventory days were 51 days, decreasing from 64 days in previous quarter. The shorter inventory days were mainly due to the baseband supply constraints experienced in the second quarter.

•	Accounts payable was $54.0 million, compared to $34.5 million as of March 31, 2012.

Third Quarter 2012 Business Outlook:

For the third quarter of 2012, the Company expects revenue to be in the range of $100 million to $110 million, an increase of 19% to 31% year-over-year and 6% to 17% sequentially. The Company expects gross margins to be in the range of 30.8% to 31.2%.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. EDT on August 7, 2012 (8:00 p.m. in China).

•	For parties in the United States and Canada, please call 1-877-280-7280, conference code 97722994

•	For parties in Hong Kong, please call 800933597, conference code 97722994

•	Other International parties please call 1-678-825-8232, conference code 97722994

RDA Microelectronics will provide a live webcast of the conference call that will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com. The webcast will be archived on the website for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for seven days. To hear the replay, parties in the United States and Canada should call 1-855-859-2056 and enter pass code 97722994, International parties should call 1-404-537-3406 and enter the same pass code.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, baseband, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses and amortization of acquired and licensed intangibles helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include share-based compensation expenses and amortization of acquired and licensed intangibles that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	June 30, 2011	Mar 31, 2012	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	93,874	66,856	55,550
Short-term investments-time deposit	31,700	76,036	103,459
Accounts receivable	26,477	24,114	21,516
Inventories	40,258	29,298	44,561
Prepaid expenses and other current assets	3,681	5,895	6,524
Deferred tax assets	39	8	5

Total current assets	196,029	202,207	231,615

Non-current assets
Property, plant and equipment, Net	2,708	5,547	8,305
Intangible Assets	—	55,327	52,595
Goodwill	—	8,900	8,900
Other long-term assets	209	1,266	2,079
Investment	—	48	48
Deferred tax assets	9	—	—

Total assets	198,955	273,295	303,542

LIABILITIES
Current liabilities
Accounts payable	22,490	34,546	54,015
Accrued expenses and other current liabilities	17,893	18,197	19,266
Deferred revenue	8,960	9,590	6,623

Total current liabilities	49,343	62,333	79,904

Deferred tax Liability	—	69	95

Total liabilities	49,343	62,402	79,999

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Ordinary shares	2,620	2,819	2,820
Additional paid-in capital	115,356	144,112	144,821
Recourse loans	—	(1,174)	(1,301)
Accumulated other comprehensive income	885	1,148	1,083
Treasury stock	—	(12,887)	(12,969)
Retained earnings	30,751	76,875	89,089

Total shareholders’ equity	149,612	210,893	223,543

Total liabilities and shareholders’ equity	198,955	273,295	303,542

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Quarter Ended
	June 30, 2011	Mar 31, 2012	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	67,424	71,995	94,370
Cost of revenue	(44,440)	(46,129)	(65,088)

Gross profit	22,984	25,866	29,282

Operating expenses:
Research and development	(7,223)	(8,264)	(12,464)
Selling, general and administrative	(3,431)	(3,192)	(3,957)

Total operating expenses	(10,654)	(11,456)	(16,421)

Operating income	12,330	14,410	12,861
Other income:
Interest income	469	770	927
Other income(expense), net	155	—	(370)

Income before income taxes	12,954	15,180	13,418
Income tax expense	(1,174)	(1,330)	(1,204)

Net income	11,780	13,850	12,214

Earnings per ADS
- Basic	0.27	0.32	0.27
- Diluted	0.25	0.30	0.25
Weighted average ADS equivalent: [1]
- Basic	43,848,200	43,160,918	45,509,278
- Diluted	46,562,429	45,685,683	48,066,210
Share-based compensation was allocated in operating expenses as follows:
Research and development	578	371	333
Selling, general and administrative	468	372	358

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents six ordinary shares.

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Six Months Ended
	June 30, 2011	June 30, 2012
	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	122,575	166,365
Cost of revenue	(81,226)	(111,217)

Gross profit	41,349	55,148

Operating expenses:
Research and development	(14,486)	(20,728)
Selling, general and administrative	(6,247)	(7,149)

Total operating expenses	(20,733)	(27,877)

Operating income	20,616	27,271
Other income(expense):
Interest income	579	1,697
Other income (expense), net	141	(370)

Income before income taxes	21,336	28,598
Income tax expense	(1,980)	(2,534)

Net income	19,356	26,064

Earnings per ADS
- Basic	0.44	0.59
- Diluted	0.41	0.56
Weighted average ADS equivalent:
- Basic	43,816,082	44,335,098
- Diluted	46,669,754	46,875,947
Share-based compensation was allocated in operating expenses as follows:
Research and development	1,146	704
Selling, general and administrative	820	730

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended June 30, 2012
			(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	Amortization of Intangible Assets	Non-GAAP % of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	12,464	13%	333	2,265	3%	9,866	10%
Selling, general and administrative	3,957	4%	358	—	0%	3,599	4%

Total operating expenses	16,421	17%	691	2,265	3%	13,465	14%
Operating income	12,861	14%	691	2,265	3%	15,817	17%
Net income	12,214	13%	691	2,265	3%	15,170	16%
Diluted earnings per ADS	0.25		0.01	0.06		0.32
Weighted average ADS-Diluted	48,066,210		48,066,210	48,066,210		48,066,210

	Quarter Ended March 31, 2012
			(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	Amortization of Intangible Assets	Non-GAAP % of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	8,264	11%	371	480	1%	7,413	10%
Selling, general and administrative	3,192	4%	372	—	1%	2,820	3%

Total operating expenses	11,456	15%	743	480	2%	10,233	13%
Operating income	14,410	20%	743	480	1%	15,633	21%
Net income	13,850	19%	743	480	1%	15,073	20%
Diluted earnings per ADS	0.30		0.02	0.01		0.33
Weighted average ADS-Diluted	45,685,683		45,685,683	45,685,683		45,685,683

	Quarter Ended June 30, 2011
			(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	Amortization of Intangible Assets	Non-GAAP % of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	7,223	11%	578	—	1%	6,645	10%
Selling, general and administrative	3,431	5%	468	—	1%	2,963	4%

Total operating expenses	10,654	16%	1,046	—	2%	9,608	14%
Operating income	12,330	18%	1,046	—	2%	13,376	20%
Net income	11,780	17%	1,046	—	2%	12,826	19%
Diluted earnings per ADS	0.25		0.02	—		0.27
Weighted average ADS outstanding-Diluted	46,562,429		46,562,429	46,562,429		46,562,429

	Six Months Ended June 30, 2012
			(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	Amortization of Intangible Assets	Non-GAAP % of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	20,728	12%	704	2,745	2%	17,279	10%
Selling, general and administrative	7,149	4%	730	—	0%	6,419	4%

Total operating expenses	27,877	16%	1,434	2,745	2%	23,698	14%
Operating income	27,271	16%	1,434	2,745	2%	31,450	18%
Net income	26,064	16%	1,434	2,745	2%	30,243	18%
Diluted earnings per ADS	0.56		0.03	0.06		0.65
Weighted average ADS outstanding-Diluted	46,875,947		46,875,947	46,875,947		46,875,947

	Six Months Ended June 30, 2011
			(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	Amortization of Intangible Assets	Non-GAAP % of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	14,486	12%	1,146	—	1%	13,340	11%
Selling, general and administrative	6,247	5%	820	—	1%	5,427	4%

Total operating expenses	20,733	17%	1,966	—	2%	18,767	15%
Operating income	20,616	17%	1,966	—	2%	22,582	19%
Net income	19,356	16%	1,966	—	2%	21,322	18%
Diluted earnings per ADS	0.41		0.04	—		0.45
Weighted average ADS outstanding-Diluted	46,669,754		46,669,754	46,669,754		46,669,754